                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  AMENDMENT TO
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              CARMIKE CINEMAS, INC.
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                    58-1469127
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                   1301 First Avenue, Columbus, Georgia, 31901
                   -------------------------------------------
          (Address of principal executive offices, including zip code)


If this Form relates to the                  If this Form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
effective pursuant to General                effective pursuant to General
Instruction A.(c), please check the          Instruction A.(d), please check the
following box. [ ]                           following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be so registered
     --------------------                ---------------------------------
            None                                 Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.03 per share
                     --------------------------------------
                                (Title of Class)


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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         As Carmike Cinemas, Inc. (the "Company") previously reported, on January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Company's Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan"). The Plan became effective on January 31, 2002 (the "Effective Date"). As also reported, on the Effective Date, the Company filed with the Secretary of State of the State of Delaware the Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which established twenty-one million (21,000,000) shares of authorized capital stock of the Company, consisting of twenty million (20,000,000) shares of Common Stock, par value of $.03 per share (the "New Common Stock"), and one million (1,000,000) shares of Preferred Stock, par value $1.00 per share.

            The Company's Amended and Restated Bylaws provide that the board of directors consists of ten (10) individuals. The Company has entered into a stockholders agreement, dated as of January 31, 2002 (the "Stockholders' Agreement"), with the following persons: Michael W. Patrick; GS Capital Partners III, L.P.; GS Capital Partners III Offshore, L.P.; Goldman Sachs & Co. Verwaltungs Gmbh; Bridge Street Fund 1998; Stone Street Fund 1998; The Jordan Trust; TJT(B); TJT(B) (Bermuda) Investment Company LTD.; David W. Zalaznick and Barbara Zalaznick, JT TEN; Leucadia Investors, Inc. and Leucadia National Corporation (collectively, the "Signing Stockholders"). Based on all shares of the Company's Common Stock outstanding as of the Effective Date, under the Plan, the Signing Stockholders own (a) approximately 83.2% of the approximately 9 million shares of New Common Stock issued and outstanding on the Effective Date and (b) approximately 82.7% if the calculation is made on a fully diluted basis assuming that an additional one million shares of the New Common Stock have been issued under the new management incentive plan.

         Pursuant to the Stockholders' Agreement, the Signing Stockholders agreed to vote their shares of capital stock of the Company, during the term of the agreement (as described below), in a manner necessary to elect the following individuals to the Company's board of directors: (a) the Chief Executive Officer ("CEO") of the Company; (b) Carl Patrick, Jr., subject to certain conditions;
(c) three members designated by Jordan/Zalaznick Advisers, Inc., provided that at least one of such designees is an Independent Director (as defined below);
(d) four members designated by GS Capital Partners III, L.P., provided that at least one of such designees is an Independent Director; and (e) an individual designated by the CEO and approved by a majority of the members of the Company's board of directors who, if elected, will qualify as an Independent Director. In the Stockholders' Agreement, an "Independent Director" means a person that (a) holds less than 5% of the capital stock of the Company and (b) is not an Affiliate (as defined therein) of a person who holds 5% or more of the capital stock of the Company and (c) is not an officer or employee of the Company. The term of the Stockholders' Agreement expires on the twenty-fifth month of the Effective Date unless earlier terminated by a written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the Stockholders' Agreement) holding at least 66.67% of the shares of capital stock of the Company owned by all of the Signing Stockholders (and any permitted transferees) at such time.

         Also pursuant to the Stockholders' Agreement, the Signing Stockholders agreed to vote their shares of capital stock of the Company in a manner necessary to approve the Carmike Cinemas, Inc. 2002 Stock Plan at an annual or special meeting of the Company's stockholders held within twelve months of the Effective Date, and to support affirmative action with respect to (and, if presented for vote before the Company's stockholders, to vote for) the Employment Agreement between the Company and Michael W. Patrick as CEO.

         In addition, the Signing Stockholders agreed that for twenty-five months commencing on the Effective Date, they will not, directly or indirectly, sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of any interest in the capital stock of the Company other than (a) pursuant to an Extraordinary Transaction (as defined therein) such as the sale of all or substantially all of the assets of the Company or a sale, merger, consolidation or other transaction as a result of which the holders of the voting stock of the Company immediately prior to such transaction would hold less than 50% of the outstanding voting rights of the successor entity; (b) to a parent company of the Signing Stockholder; (c) to a wholly owned subsidiary of the Signing Stockholder or a wholly owned subsidiary of the parent company of the Signing Stockholder; or (d) in the case of an individual Signing Stockholder, to a family member; provided, that with respect to each of the foregoing (b), (c) and (d), the transferee agrees to become bound by the terms and conditions of the Stockholders' Agreement.

         In addition, pursuant to a registration rights agreement, dated as of January 31, 2002, among the Company and the Signing Stockholders ("Registration Rights Agreement"), subject to certain exceptions, holders of restricted shares of New Common Stock (the "Registrable Securities") who are signatories to the Registration Rights Agreement ("Holders") have the right to require the Company to register under the Securities Act of 1933, as amended, all or a part of the Registrable Securities held by such requesting Holders, provided that the number of shares sought to be included in such registration equals or exceeds, in the aggregate, 10% or more of the shares of New Common Stock then issued and outstanding (calculated on a fully diluted basis). Holders are entitled to an unlimited number of such demand registrations provided that the 10% requirement described in the foregoing sentence can be satisfied. In addition, subject to certain exceptions, Holders have the right to demand (an unlimited number of times) inclusion of Registrable Securities that such Holders beneficially own in registrations by the Company of securities either for its own account or the account of a selling security holder.

         The Registration Rights Agreement provides that Holders shall be subject to the transfer restrictions in the Stockholders' Agreement that are summarized above.

         The foregoing summary of the Stockholders' Agreement and Registration Rights Agreements is only a summary and is qualified in its entirety by reference to the Stockholders' Agreement and Registration Rights Agreements (filed as Exhibits 99.2 and 99.3 to Amendment No. 1 to Schedule 13D of Goldman Sachs & Co., et. al., dated February 8, 2002 and incorporated herein by reference).

ITEM 2.           EXHIBITS

     Exhibit No.                               Description
     -----------                               -----------


         4.1               Stockholders' Agreement, dated as of January 31,
                           2002, by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.2 to Amendment No.
                           1 to Schedule 13D of Goldman Sachs & Co., et. al., dated February 8, 2002 and incorporated herein by reference).

         4.2               Registration Rights Agreement, dated as of January
                           31, 2002, by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.3 to Amendment No. 1 to Schedule 13D of Goldman Sachs &
                           Co., et. al., dated February 8, 2002 and incorporated herein by reference).

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                  CARMIKE CINEMAS, INC.



                                  By:   /s/ Martin A. Durant
                                      ------------------------------------------
                                      Martin A. Durant
                                      Senior Vice President of Finance, Chief
                                      Financial Officer and Treasurer


DATED:  February 12, 2002

                                  EXHIBIT INDEX

      Exhibit No.                             Description
      -----------                             -----------


         4.1               Stockholders' Agreement, dated as of January 31,
                           2002, by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.2 to Amendment No.
                           1 to Schedule 13D of Goldman Sachs & Co., et. al., and incorporated herein by reference).

         4.2               Registration Rights Agreement, dated as of January
                           31, 2002, by and among Carmike Cinemas, Inc. and certain stockholders (filed as Exhibit 99.3 to Amendment No. 1 to Schedule 13D of Goldman Sachs &
                           Co., et. al., and incorporated herein by reference).